UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
AERCAP HOLDINGS N.V.

(Name of Issuer)
Ordinary Shares, EUR 0.01 Nominal Value

(Title of Class of Securities)
N00985106

(CUSIP Number)
Hani Ramadan
Waha AC Coöperatief U.A.
Teleportboulevard 140
Amsterdam
The Netherlands
+971 2 667 7343
Hani Ramadan
Waha Capital PJSC
Aseel Building, 4th floor, Six Towers
Al Bateen, P.O. Box 28922
Abu Dhabi, United Arab Emirates
+971 2 667 7343
Andrew Schoorlemmer, Esq.
Allen & Overy LLP
Level 2, Gate Village Building No. 8
Dubai International Financial Centre
PO Box 506678
Dubai, United Arab Emirates
+971 4 426 7102

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 10, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N00985106

1	NAME OF REPORTING PERSON WAHA AC COÖPERATIEF U.A. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

THE NETHERLANDS

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,846,611

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

29,846,611

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,846,611

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	N00985106

1	NAME OF REPORTING PERSON WAHA CAPITAL PJSC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ABU DHABI, UNITED ARAB EMIRATES

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,846,611

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

29,846,611

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,846,611

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

INTRODUCTORY STATEMENT
     This statement on Schedule 13D relates to the beneficial ownership of stock, nominal value EUR0.01 per share (the “Ordinary Shares”), of AerCap Holdings N.V., a Netherlands public limited liability company (the “Company”). This statement is being filed on behalf of the reporting persons (“Reporting Persons”) identified on the cover pages of this statement.
ITEM 1. SECURITY AND COMPANY
     The class of equity securities to which this statement relates is the Ordinary Shares issued by the Company, which has its principal executive offices at Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands.
ITEM 2. IDENTITY AND BACKGROUND
     Reporting Person: Waha AC Coöperatief U.A., a cooperative with excluded liability incorporated under the laws of the Netherlands (“Waha”)
     The place of organization of Waha is The Netherlands. The principal business of Waha is to serve as a holding entity established by Waha Capital PJSC for the purpose of holding the Ordinary Shares of the Company, together with shares in AerLift Leasing Limited, a new joint venture company established by Waha and the Company. The principal office of Waha is Teleportboulevard 140, Amsterdam, The Netherlands. The directors of Waha are Orangefield Trust (Netherlands) B.V. (“Orangefield”), Michael Raynes, Wael Aburida, Hani Ramadan and Salem Rashid Al Noaimi. Each of the foregoing is a managing director of Waha.
     Hani Ramadan is a citizen of Lebanon; he is the Associate Director, Mergers & Acquisitions of Waha Capital PJSC and his business address is Aseel Building, 4th Floor, Six Towers, Al Bateen, P.O. Box 28922, Abu Dhabi, United Arab Emirates. Information regarding Wael Aburida, Michael Raynes and Salem Rashid Al Noaimi is set forth below. The place of organization of Orangefield is The Netherlands. The principal business of Orangefield in its capacity as a trust is to render management, administrative and trust services. The principal office of Orangefield is Teleportboulevard 140, 1043 EJ Amsterdam, The Netherlands.
     During the last five years, neither Waha nor, to the best of Waha’s knowledge, any of its directors has been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
     Reporting Person: Waha Capital PJSC, a public joint stock company incorporated under the laws of the United Arab Emirates (“Waha Capital”)
     The place of organization of Waha Capital is the United Arab Emirates. The principal business of Waha Capital is to serve as a diversified investment holding company with interests in aircraft and other big-ticket asset leasing, maritime, land development and financial services. The principal office of Waha Capital is Aseel Building, 4th Floor, Six Towers, Al Bateen, P.O. Box 28922, Abu Dhabi, United Arab Emirates. The name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each executive officer and director of Waha Capital is set forth below. For each such executive officer and director, except where indicated below, the name of the corporation or other organization in which such employment is conducted is Waha Capital and the business address is c/o Waha Capital PJSC, Aseel Building, 4th Floor, Six Towers, Al Bateen, P.O. Box 28922, Abu Dhabi, United Arab Emirates.
Executive Officers

Name:	Position:	Citizenship:
Salem Rashid Al Noaimi	Chief Executive Officer	United Arab Emirates
Simon McLean	Chief Operating Officer	United Kingdom
Wael Aburida	Director of M&A	United States
Mustapha Boussaid	Director, Maritime Investments	United States and Algeria
Hazem Saeed Al-Nowais	Chief Operating Officer, Waha Land	United Arab Emirates
Sana Khater	Chief Financial Officer	Canada and Lebanon
Michael Raynes	Chief Executive Officer, Waha Financial Services	United Kingdom

Directors

Name:	Relationship to Waha Capital:	Principal Occupation or Employment:
H.E. Hussain Jassem Al Nowais	Chairman	Chairman
H.E. Saif Al Hajeri	Vice Chairman	Chief Executive Officer of the Offset Program Bureau, overseer of the offset program in the United Arab Emirates; 12th floor, ADNIC Building, Khalifa Street, Abu Dhabi, United Arab Emirates
Abubaker Khouri	Director	Managing Director of Sorouh Real Estate PJSC, real estate developer, P.O. Box 93666, Abu Dhabi, United Arab Emirates
Fahad Al Raqbani	Director	Director
Carlos Obeid	Director	Chief Financial Officer of Mubadala Development Company PJSC, developer and manager of an economically diverse portfolio of commercial initiatives; P.O. Box 45005, Abu Dhabi, United Arab Emirates
Khaled Al Mass	Director	Director
Mansour Al Mulla	Director	Senior Manager of Mubadala Development Company PJSC, developer and manager of an economically diverse portfolio of commercial initiatives; P.O. Box 45005, Abu Dhabi, United Arab Emirates
     Each director of Waha Capital is a citizen of the United Arab Emirates.
     During the last five years, neither Waha Capital nor, to the best of Waha Capital’s knowledge, any of its directors or executive officers has been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     On November 10, 2010 pursuant to each of the Subscription Agreement (the “Subscription Agreement”), dated as of October 25, 2010, between the Company, Waha and Waha Capital as guarantor and the Framework Agreement of the same date between Waha Capital, Waha, AerLift Leasing Limited, the Company, AerCap AerVenture Holding B.V. and Waha AV Participations B.V. (“Waha Participations”), Waha acquired 29,846,611 Ordinary Shares in the Company in exchange for (i) $105 million in cash ($97 million of which is funded in part through additional leverage on Waha Capital’s 16-aircraft portfolio), (ii) Waha Capital’s 50% interest in AerVenture Limited (“AerVenture”) (which 50% interest, until the closing, had been held by Waha Participations, a Dutch wholly-owned subsidiary of Waha Capital) and (iii) the transfer of a 40% interest in Waha Capital’s 16-aircraft portfolio (which portfolio, until the closing, had been held by various directly or indirectly wholly-owned special purpose vehicles of Waha Capital). The total consideration for the shares in the Company is approximately $380 million based on the New York Stock Exchange closing price of the Company’s shares on October 22, 2010. Under the terms of the agreement, the Company will provide all management services for Waha Capital’s aircraft portfolio in return for servicing fees, and will open a representative office in Abu Dhabi.
In June 2009, Waha Capital became a 50% shareholder in AerVenture. Pursuant to the described transactions between the Company and Waha Capital, on November 10, 2010 the Company resumed full control of AerVenture.
ITEM 4. PURPOSE OF TRANSACTION
     Waha acquired the 29,846,611 Ordinary Shares on November 10, 2010 with the purpose of solidifying its existing partnership with the Company and consolidating its investments in the aviation sector through a leading global player. Furthermore, Waha diversified its current aviation exposure by investing in a larger and more modern aircraft fleet while benefiting from the Company’s aviation expertise.
     Pursuant to the Subscription Agreement, Waha has the right to nominate three persons as directors of the Company (the “Waha Nominees”) for so long as the board of directors of the Company (the “Board”) consists of at least 13 members (including the three persons nominated by Waha). If the total number of members of the Board is 12 or less, the number of Waha Nominees will be lowered to two. The first three Waha Nominees are Salem Rashid Al Noaimi, Homaid Al Shemmari and Hani Ramadan. If the number of Waha Nominees is lowered to two, the Waha Nominees will be Salem Rashid Al Noaimi and Homaid Al Shemmari. Pursuant to the Subscription Agreement, the Company has agreed to procure that the appointment of the Waha Nominees to the Board is proposed to and recommended for approval by the Company’s shareholders at the 2011 annual general meeting of the Company or at any other general meeting of the Company held before the 2011 annual general meeting of the Company. Until the appointment of the Waha Nominees to the Board, the Waha Nominees are entitled to attend meetings of the Board in the capacity of observers with the right to speak and participate in discussions of the Board, but without any voting rights.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Waha is the direct beneficial owner of 29,846,611 Ordinary Shares of the Company. Waha Capital, as the sole member of Waha, is the indirect beneficial owner of such shares. Waha and Waha Capital have shared power to vote and to dispose or direct the disposition of such Ordinary Shares. Other than as described in Item 4 above, neither Waha nor Waha Capital have effected any transaction in connection with the Ordinary Shares of the Company and neither has any right to acquire additional Ordinary Shares.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Waha is a party to the Registration Rights Agreement, dated as of October 25, 2010, by and between Waha and the Company, which, among other things, governs the ability of Waha to purchase and sell Ordinary Shares of the Company.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT 99.1	Joint Filing Agreement, dated as of November 22, 2010, by and between Waha and Waha Capital

EXHIBIT 99.2	Subscription Agreement, dated as of October 25, 2010, by and among Waha, Waha Capital as guarantor, and the Company

EXHIBIT 99.3	Registration Rights Agreement, dated as of October 25, 2010, by and between Waha and the Company

EXHIBIT 99.4	Power of Attorney, dated October 21, 2010, by Waha Capital

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 22, 2010

WAHA AC COÖPERATIEF U.A.
By:	Orangefield Trust (Netherlands) B.V., its Managing Director

By:	/s/ Joep J. Bruins
	Name:	Joep J. Bruins
	Title:	Managing Director

By:	/s/ Eleonora Jongsma
	Name:	Eleonora Jongsma
	Title:	Managing Director

Date: November 22, 2010

WAHA CAPITAL PJSC
By:	/s/ Safwan Said
	Name:	Safwan Said
	Title:	Attorney

INDEX OF EXHIBITS

Exhibit
No.	Description

99.1	Joint Filing Agreement, dated as of November 22, 2010, by and between Waha and Waha Capital

99.2	Subscription Agreement, dated as of October 25, 2010, by and among Waha, Waha Capital as guarantor, and the Company

99.3	Registration Rights Agreement, dated as of October 25, 2010, by and between Waha and the Company

99.4	Power of Attorney, dated October 21, 2010, by Waha Capital